Exhibit 99.1

Futu Announces First Quarter 2021 Unaudited Financial Results

HONG KONG, May 19, 2021 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Operational Highlights

•	Total number of paying clients[1] increased 231.0% year-over-year to 789,652.

•	Total number of registered clients[2] increased 140.2% year-over-year to 1,957,436.

•	Total number of users[3] increased 69.7% year-over-year to 14.2 million.

•	Total client assets increased 367.6% year-over-year to HK$462.2 billion.

•	Daily average client assets were HK$384.7 billion in the first quarter of 2021, an increase of 303.7% from the same period in 2020.

•	Total trading volume increased 277.5% year-over-year to HK$2.2 trillion, in which trading volume for US stocks was HK$1.4 trillion and trading volume for Hong Kong stocks was HK$816.2 billion.

•	Daily average revenue trades (DARTs)[4] increased 321.0% year-over-year to 902,533.

•	Margin financing and securities lending balance increased 469.5% year-over-year to HK$27.4 billion.

First Quarter 2021 Financial Highlights

•	Total revenues increased 349.4% year-over-year to HK$2,204.6 million (US$283.6 million).

•	Total gross profit increased 372.6% year-over-year to HK$1,761.4 million (US$226.6 million).

•	Net income was up 6.5 times year-over-year to HK$1,162.3 million (US$149.5 million).

•	Non-GAAP adjusted net income[5] was up 6.3 times year-over-year to HK$1,179.2 million (US$151.7 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “We are excited to announce that our operating and financial results continued to achieve robust growth.”

“We added approximately 273 thousand paying clients in the first quarter, which accounts for 39% of our full year growth target. As of quarter end, we had approximately 790 thousand paying clients, representing 231.0% year-over-year growth. Among the net additions in the first quarter, 70% came from Hong Kong, Singapore and other overseas markets, and over 50% joined our platform organically. Client acquisition in Singapore has far exceeded our expectations since the official launch on March 8, and the strong momentum continued into the second quarter. Our superior product experience and laser focus on client servicing, coupled with our online and offline advertising and strong word-of-mouth referral, have helped us quickly capture the mindshare of Singaporeans. We are encouraged by what we have achieved in Singapore so far and are convinced that Singapore and the broader Southeast Asian market offer huge runway for growth. Despite rapid client base expansion, our quarterly paying client churn rate remained below 2%.”

1 The number of paying clients refers to the number of clients with assets in their trading accounts with Futu.

2 The number of registered clients refers to the number of users who open one or more trading accounts with Futu.

3 The number of users refers to the number of user accounts registered with Futu.

4 The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses

“Total client assets reached HK$462.2 billion as of quarter end, representing 367.6% growth on a year-over-year basis and 62.1% growth on a quarter-over-quarter basis. Average client asset balance thus further climbed to HK$585 thousand.”

“Total trading volume was HK$2.2 trillion, up 277.5% year-over-year and 85.7% quarter-over-quarter. U.S. and Hong Kong stock trading volume were HK$1.4 trillion and HK$816.2 billion, respectively. As part of our efforts to broaden trading offerings, we launched OSE futures from the Japan Exchange Group and Singapore stock trading in the first quarter.”

“Our wealth management business Money Plus established new partnerships with 4 reputable asset managers, namely Wells Fargo, Income Partners, Aberdeen Standard and BNY Mellon. As of quarter end, over 59,000 clients held wealth management positions and total client asset balance in wealth management products was HK$13.1 billion, up 188.6% and 108.0% year-over-year, respectively.”

“As for our enterprise business Futu I&E, we had 152 IPO and IR clients as well as 200 ESOP solution clients as of March 31, 2021. In the first quarter, we participated in all Chinese ADR’s secondary listings in Hong Kong, and were the only online broker in the selling groups of the Hong Kong IPOs of Kuaishou, Baidu, and Bilibili.”

Mr. Arthur Yu Chen, Futu’s Chief Financial Officer, added, “In April, we completed a follow-on offering with net proceeds of approximately US$1.4 billion. The offering was met with significant interests from leading investors across the globe and the order book was multiple times oversubscribed. The offering proceeds will be used for margin financing business, international expansion, new license applications, potential investment and acquisition opportunities, and other general corporate purposes.”

First Quarter 2021 Financial Results

Revenues

Total revenues were HK$2,204.6 million (US$283.6 million), an increase of 349.4% from HK$490.6 million in the first quarter of 2020.

Brokerage commission and handling charge income was HK$1,324.9 million (US$170.4 million), an increase of 342.8% from HK$299.2 million in the first quarter of 2020. The rise was mainly due to the 277.5% year-over-year growth of our total trading volume.

Interest income was HK$658.6 million (US$84.7 million), an increase of 355.8% from HK$144.5 million in the first quarter of 2020. The increase in margin financing interest income was mainly driven by the sharp increase in daily average margin financing balances, higher IPO financing interest income due to an active Hong Kong IPO market, and an increase in income from our securities borrowing and lending services.

Other income was HK$221.1 million (US$28.4 million), an increase of 370.4% from HK$47.0 million in the first quarter of 2020. The jump was primarily due to increases in our IPO subscription service charge income and currency exchange service income.

Costs

Total costs were HK$443.2 million (US$57.0 million), an increase of 275.9% from HK$117.9 million in the first quarter of 2020.

Brokerage commission and handling charge expenses were HK$213.8 million (US$27.5 million), an increase of 326.7% from HK$50.1 million in the first quarter of 2020. This increase was largely in line with the growth of our brokerage commission and handling charge income.

Interest expenses were HK$167.5 million (US$21.5 million), an increase of 406.0% from HK$33.1 million in the first quarter of 2020. The growth was primarily due to higher margin financing interest expenses and an increase in our securities borrowing and lending business.

Processing and servicing costs were HK$61.9 million (US$8.0 million), an increase of 78.4% from HK$34.7 million in the first quarter of 2020. The increase was primarily the result of our increased cloud service expenses and the expenses for the addition of 300 throttling controllers connected to the trading system of the Hong Kong Stock Exchange to execute a larger number of concurrent Hong Kong stock trades.

Gross Profit

Total gross profit was HK$1,761.4 million (US$226.6 million), an increase of 372.6% from HK$372.7 million in the first quarter of 2020.

Gross profit margin increased from 76.0% in the first quarter of 2020 to 79.9% in the first quarter of 2021, attributable to higher operating leverage as a result of our larger business scale.

Operating Expenses

Total operating expenses were HK$489.8 million (US$63.0 million), an increase of 149.3% from HK$196.5 million in the first quarter of 2020.

Research and development expenses were HK$137.4 million (US$17.7 million), an increase of 63.4% from HK$84.1 million in the first quarter of 2020. The increase was primarily due to an increase in research and development headcount to support new product offerings.

Selling and marketing expenses were HK$274.6 million (US$35.3 million), an increase of 320.5% from HK$65.3 million in the first quarter of 2020. The increase was primarily due to higher branding and marketing spending.

General and administrative expenses were HK$77.8 million (US$10.0 million), an increase of 65.2% from HK$47.1 million in the first quarter of 2020. The increase was primarily due to an increase in headcount for general and administrative personnel.

Net Income

Net income increased by 6.5 times to HK$1,162.3 million (US$149.5 million) from HK$154.9 million in the first quarter of 2020. The increase was primarily due to significant revenue growth and operating leverage.

Non-GAAP adjusted net income increased by 6.3 times to HK$1,179.2 million (US$151.7 million) from HK$160.6 million in the first quarter of 2020. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$8.17 (US$1.05), compared with HK$1.23 in the first quarter of 2020. Diluted net income per ADS was HK$8.02 (US$1.03), compared with HK$1.22 in the first quarter of 2020. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Wednesday, May 19, 2021, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link http://apac.directeventreg.com/registration/event/8289398. It will automatically lead to the registration page of "Futu Holdings Ltd First Quarter 2021 Earnings Conference Call", where details for RSVP are needed. When requested to submit a participant conference ID, please enter the number "8289398".

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers, Direct Event passcodes and unique registrant IDs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

A telephone replay will be available after the conclusion of the conference call through 9:59 AM U.S. Eastern Time, May 27, 2021. The dial-in details are:

International:	+61-2-8199-0299

US:	+1-646-254-3697

Hong Kong:	+852-3051-2780

Passcode:	8289398

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitized brokerage and wealth management platform. The Company primarily serves the emerging affluent Chinese population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platforms, Futubull and moomoo, each a highly integrated application accessible through any mobile device, tablet or desktop. The Company's primary fee-generating services include trade execution and margin financing which allow its clients to trade securities, such as stocks, warrants, options, futures and exchange-traded funds, or ETFs, across different markets. Futu enhances the user and client experience with market data and news, research, as well as powerful analytical tools, providing them with a data rich foundation to simplify the investing decision-making process. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.7746 to US$1.00, the noon buying rate in effect on March 31, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31	As of March 31
	2020	2021	2021
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	1,034,668	1,201,861	154,588
Cash held on behalf of clients	42,487,090	68,543,848	8,816,383
Term deposits	300,000	300,000	38,587
Amounts due from related parties	-	583	75
Loans and advances (net of allowance of HK$9,075 thousand and HK$15,620 thousand as of December 31, 2020 and March 31, 2021)	18,825,366	31,413,417	4,040,519
Receivables:
Clients	735,145	528,176	67,936
Brokers	5,780,461	8,879,187	1,142,076
Clearing organizations	1,243,928	641,727	82,541
Fund management companies and fund distributors	297,622	362,953	46,684
Interest	19,876	68,451	8,804
Prepaid assets	11,422	25,502	3,280
Operating lease right-of-use assets	208,863	218,719	28,133
Other assets	393,326	413,354	53,167
Total assets	71,337,767	112,597,778	14,482,773

LIABILITIES
Amounts due to related parties	87,169	71,755	9,229
Payables:
Clients	46,062,842	69,729,804	8,968,925
Brokers	4,533,581	6,668,099	857,677
Clearing organizations	324,266	645,612	83,041
Fund management companies and fund distributors	127,442	120,047	15,441
Interest	5,493	37,128	4,776
Borrowings	5,482,818	14,999,676	1,929,318
Securities sold under agreements to repurchase	5,453,037	9,099,403	1,170,401
Operating lease liabilities	222,231	231,855	29,822
Accrued expenses and other liabilities	731,198	1,507,594	193,913
Total liabilities	63,030,077	103,110,973	13,262,543

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31	As of March 31
	2020	2021	2021
	HK$	HK$	US$
SHAREHOLDERS’ EQUITY
Class A ordinary shares	47	47	6
Class B ordinary shares	38	38	5
Additional paid-in capital	6,960,369	6,983,677	898,268
Accumulated other comprehensive income/(loss)	4,974	(1,518)	(195)
Retained earnings	1,342,262	2,504,561	322,146
Total shareholders' equity	8,307,690	9,486,805	1,220,230
Total liabilities and shareholders' equity	71,337,767	112,597,778	14,482,773

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	299,176	1,324,941	170,419
Interest income	144,480	658,605	84,712
Other income	46,986	221,057	28,433
Total revenues	490,642	2,204,603	283,564
Costs
Brokerage commission and handling charge expenses	(50,142)	(213,837)	(27,505)
Interest expenses	(33,122)	(167,467)	(21,540)
Processing and servicing costs	(34,656)	(61,858)	(7,956)
Total costs	(117,920)	(443,162)	(57,001)
Total gross profit	372,722	1,761,441	226,563

Operating expenses
Research and development expenses	(84,070)	(137,382)	(17,671)
Selling and marketing expenses	(65,274)	(274,610)	(35,321)
General and administrative expenses	(47,118)	(77,830)	(10,011)
Total operating expenses	(196,462)	(489,822)	(63,003)

Others, net	(3,669)	6,281	808

Income before income tax expense	172,591	1,277,900	164,368

Income tax expenses	(17,515)	(115,601)	(14,869)
Share of loss from equity method investment	(222)	-	-

Net income	154,854	1,162,299	149,499

Net income attributable to ordinary shareholders of the Company	154,854	1,162,299	149,499

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	0.15	1.02	0.13
Diluted	0.15	1.00	0.13

Net income per ADS
Basic	1.23	8.17	1.05
Diluted	1.22	8.02	1.03

Weighted average number of ordinary shares used in computing net income per share
Basic	1,003,651,628	1,138,653,343	1,138,653,343
Diluted	1,008,992,343	1,159,844,967	1,159,844,967

Net income	154,854	1,162,299	149,499
Other comprehensive income, net of Tax
Foreign currency translation adjustment	(4,182)	(6,492)	(835)
Total comprehensive income	150,672	1,155,807	148,664

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	HK$	HK$	US$
Net income	154,854	1,162,299	149,499
Add: share-based compensation expenses	5,767	16,873	2,170
Adjusted net income	160,621	1,179,172	151,669

Non-GAAP to GAAP reconciling items have no income tax effect.